

November 20, 2012

<u>Via Facsimile</u>
Edgar A. Luce
Executive Vice President, Finance and
      Administration and Chief Financial Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

    Re: Ellie Mae, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 28, 2012
             File No. 001-35140

Dear Mr. Luce:

      We have reviewed your letter dated October 17, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so that we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 2, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 2 - Basis of Presentation and significant accounting policies

Revenue Recognition, page 63

1. We note your response to prior comment no. 1 and have the following comment. Please provide an analysis that supports your accounting for each of the elements included in a success based arrangement. Cite the accounting literature that supports your revenue recognition policy. Explain why the fee structure of a monthly base fee and an additional closed loan fee for a single element is the basis for recognition. In this regard, indicate why you believe it is appropriate to recognize the additional closed loan fee when

reported as closed instead of over the remaining performance period for the deliverable (i.e., the availability of Encompass software to process customer loans). In addition, tell us whether these fees are refundable and describe the standard billing terms for these arrangements.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief